Mail Stop 4561   June 16, 2008

Gregory J. McManus
Chief Financial Officer
Capmark Financial Group Inc.
411 Borel Avenue, Suite 320
San Mateo, CA 94402

          Re: Capmark Financial Group Inc.
                 Form S-1/A
                 Filed May 30, 2008
                 File No. 333-149970

Dear Mr. McManus:

          We have reviewed your amended filing and have the following comments.
Where indicated, we think you should revise your document in response to these
comments. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with information
so we may better understand your disclosure. After reviewing this information, we may
raise additional comments.

          Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A

Summary Historical Consolidated Financial and Other Data, page 18

1.   Please address the following regarding your response to comment 2 in our letter
       dated April 24, 2008.

       •   Please revise to exclude the balance of loans that were on non-accrual status at
            the time you acquired them from the denominator of your ratio of originated
            non-performing assets to total loans and foreclosed real estate or tell us why
            you believe these loans should be included.

- As previously requested, please revise to present the corresponding unadjusted ratios which include acquired non-performing loans. While we do not object to your stated purpose for disclosing the alternative measure, it appears that the unadjusted measure is also meaningful and relevant.

Description of the Notes

Optional Redemption, page 222

2. The staff is unable to concur with the analysis provided in your response to prior comment 27. The analysis with respect to the floating rate notes does not appear to take into consideration an investor's inability upon redemption to reinvest the proceeds in alternative investments that offer a spread over the three-month LIBOR rate that is at least equal to the spread offered by the floating rate notes. Additionally, with respect to the fixed rate notes, it appears that investors remain exposed to reinvestment risk despite the payment of the "make-whole" premium. Consequently, we reissue prior comment 27. Alternatively, please describe in greater detail how you have determined that the redemption terms do not expose investors to reinvestment risk. If you choose this latter alternative, please consider using an illustration.

Consolidated Financial Statements

Note 3. Basis of Presentation and Significant Accounting Policies

Equity Investments, page F-26

3. Related to your response to comment 41, please revise your disclosures on page F-26 to discuss the length of time these securities have been in an unrealized loss position and to clearly state whether you have the intent and ability to hold the equity securities until the temporary loss is recovered.

Note 5. Loans Held for Sale, page F-36

4. We note your response to comment 45 in which you state, "Although the Company has not determined that any specific period of time, comprises the foreseeable future, it considers all facts and circumstances that are currently known or reasonably expected to occur at the time of transfer that would affect the Company's ability or intention to hold the loan to maturity or payoff." As such, without defining the "foreseeable future" for policy purposes, it is unclear how you could positively assert that you have the intent and ability to hold the transferred loans for the foreseeable future as you appear to have done in your response to comment 44. Please revise Note 5 to disclose the time frame you have used as your definition of "foreseeable future" for purposes of classifying

loans as held for portfolio or held for sale in general and more specifically for these transferred loans.

5.   As previously requested in comment 48, please provide us with detailed information regarding your methodology for determining the fair value of the transferred loans as of the transfer date. If you used price quotes, tell us the following;

- Tell us how current the quotes were to the date of the transfer.

- Tell us how you determined the loans underlying the price quotes were suitably similar to the loans transferred.

- Tell us whether any adjustments were made to the price quotes for valuation of the loans being transferred. If so, tell us the amount and nature of the adjustments.

Note 6. Loans Held for Investment, page F-38

6.   Please address the following related to your response to comment 49 in our letter dated April 24, 2008:

- Please tell us if you maintain an allowance for loan losses to reflect those losses incurred on SOP 03-3 loans after acquisition. If you do not, please tell us how your policy is consistent with the guidance in the first sentence of paragraph .04 and paragraph .08a of SOP 03-3.

- You state you do "not maintain an allowance for loan losses on such acquired non-performing loans because when impairments are identified, the carrying values of the loans are immediately written down." Please explain more clearly what you mean here. Disclose the triggers for identifying an impairment.

- If you to do in fact charge-off the loan at the time you identified that an impairment has occurred, tell us if the timing or the amounts involved would have been recorded differently if you had recorded a valuation allowance instead of directly charging-off the loan when the impairment was identified.

                    *   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of the effective date of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration of effectiveness. Please provide this request at least two business days in advance of the requested effective date.

You may contact Michael Volley, Staff Accountant, at 202-551-3437 or Kevin Vaughn, Accounting Branch Chief, at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Staff Attorney, at 202-551-3583 or me at 202-551-3434 with any other questions.

Sincerely,

Michael Clampitt
Staff Attorney

cc: By fax (212) 455-2502
Maripat Alpuche, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017-3954